UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-24595

CUSIP NUMBER

65337J 10 5

(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2006
[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________

PART I - REGISTRANT INFORMATION

NEXTPHASE WIRELESS, INC.
Full Name of Registrant

_______________________
Former Name if Applicable

300 S. Harbor Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, California 92805
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextPhase Wireless, Inc. was unable to complete and file its Annual Report on Form 10-KSB for the year ended March 31, 2006 within the prescribed time period due to the following:

The company completed its acquisition of Synkronus, Inc.’s assets effective April 5, 2006. The company has been unable to complete its review of the acquired business’ information to address all matters necessary to complete the Annual Report on Form 10-KSB on a timely basis due to limited personnel resources.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert Ford	(714)	765-0007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

The company has not filed a current report on Form 8K-A providing the financial statements of Synkronus, Inc. required by Item 9.01 of Form 8-K relating to the company’s acquisition of assets from Synkronus which was reported by the company on a current report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures below are estimates.

For the year ended March 31, 2006, revenue increased to $677,023 compared to $40,758 during the twelve months ended March 31, 2005, an increase of $636,265 or approximately 1,561%. The increase was due to increased demand for the Company’s portfolio of connectivity products and services.

Cost of good sold was $519,404 for the twelve months ended March 31, 2006, compared to $9,539 during the twelve months ended March 31, 2005, an increase of $509,865 or 5,357%. The increase was primarily due to increased equipment and bandwidth costs used in providing the Company’s portfolio of connectivity products and services.

Gross profit increased to $157,619 for the year ended March 31, 2006, compared to $31,219 for the twelve months ended March 31, 2005. The increase in gross profit of $126,400 or 405% was due to increased demand for the Company’s portfolio of connectivity products and services.

Sales, General, and Administrative expenses were $ 2,938,111 for the twelve months ended March 31, 2006, compared to $3,650,972 for the twelve months ended March 31, 2005, a decrease of $ 712,861 or approximately 20%. The improvement in operations was due to better absorption of SG&A expenses as revenues increased over the year. The primary components of sales, general, and administrative expenses during the current year were non-cash compensation to employees and consultants of $1,395,045; payroll and related costs of $598,355; legal and accounting fees of $448,814; facilities and related expenses of $172,927; public relations and marketing costs of $87,979; travel and entertainment of $58,736; consulting and professional fees of $51,276; office supplies and expenses of $48,193; equipment rental and expenses of $44,445; and insurance (other than employee health insurance) of $11,232.

Depreciation and amortization expense was $70,248 for the twelve months ended March 31, 2006, compared to $15,028 for the prior period, an increase of $55,220 or approximately 367%. The difference is due an increase in depreciable assets during the current year as we implement our operating plan.

Acquisition costs were $0 during the current year, compared to $646,000 during the twelve months ended March 31, 2005.

Legal settlement income was $1,255,500 during the twelve months ended March 31, 2006, compared to $0 during the prior year. During the year ended March 31, 2006, the Company settled all litigations which had been previously disclosed in the Company’s reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Interest expense, net of interest income, was $65,027 during the twelve months ended March 31, 2006, compared to $4,239 during the prior period, an increase of $60,788 or approximately 1,434%. The increase is due to increased borrowings during the current period, as well as two capital leases for the acquisition of furniture and equipment.

Gain on sale of securities was $2,000 during the twelve months ended March 31, 2006, compared to $0 during the twelve months ended March 31, 2005. During the current period, the Company received marketable securities valued at $198,000 in a legal settlement, and sold these securities to an investor for the amount of $200,000.

For the reasons above, the Company had a net loss of $1,658,267 or $0.08 per share during the twelve months ended March 31, 2006, a decrease of $2,626,753 or approximately 61% compared to a net loss of $4,285,020 or $0.30 per share compared to the twelve months ended March 31, 2005.

                         NEXTPHASE WIRELESS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006	By:	/s/ Stephen D. Young
Stephen D. Young Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)